811 Main Street, Suite 3700
Houston, TX 77002
Tel: +1.713.546.5400 Fax: +1.713.546.5401
www.lw.com

FIRM / AFFILIATE OFFICES
Abu Dhabi	Moscow
Barcelona	Munich
Beijing	New Jersey
Boston	New York
Brussels	Orange County
Chicago	Paris
Doha	Riyadh
Dubai	Rome
Frankfurt	San Diego
Hamburg	San Francisco
Hong Kong	Shanghai
Houston	Silicon Valley
London	Singapore
Los Angeles	Tokyo
Madrid	Washington, D.C.
Milan

April 3, 2012

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Attn:                    Mara L. Ransom, Assistant Director

Re:                             USA Compression Partners, LP
Registration Statement on Form S-1
Filed April 3, 2012

Ladies and Gentlemen:

Concurrently with the submission of this letter, USA Compression Partners, LP, a Delaware limited partnership (the “Partnership”), has filed via EDGAR a Registration Statement on Form S-1 (the “DRIP Registration Statement”) for the purpose of registering units to be issued by the Partnership under a distribution reinvestment plan (the “DRIP”).  The Partnership is currently in registration with respect to its initial public offering, for which it has filed a separate Registration Statement on Form S-1 (File No. 333-174803) (the “IPO Registration Statement”).  The contacts within the Division of Corporation Finance on the IPO Registration Statement are Scott Stringer, Staff Accountant, Andrew Mew, Accounting Branch Chief, Ronald E. Alper, Staff Attorney, Catherine Brown, Staff Attorney and Mara L. Ransom, Assistant Director.

The Partnership intends for the DRIP to be available as soon as possible following effectiveness of the IPO Registration Statement so that interested unit holders can participate in the DRIP for the Partnership’s first quarterly dividend as a public company.  The Partnership has determined not to wait for completion of its initial public offering to file the DRIP Registration Statement so that the review process on the DRIP Registration Statement could be commenced now and, if possible, be completed prior to its initial public offering.

The DRIP Registration Statement and the IPO Registration Statement are substantially similar except for disclosures related to the DRIP and the IPO, respectively.  Accordingly, the Partnership respectfully requests that review of the DRIP Registration Statement be coordinated with the review of the IPO Registration Statement.  The Partnership notes that it has received and responded to multiple rounds of comments on the IPO Registration Statement and that the review of the IPO Registration Statement appears to be nearing completion.

Please do not hesitate to contact me by telephone at (713) 546-7418 or by fax at (713) 546-5401 or Keith Benson by telephone at (415) 646-8307 or by fax at (415) 395-8095 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Sean T. Wheeler

Sean T. Wheeler
of Latham & Watkins LLP

cc:                                 J. Gregory Holloway, USA Compression Partners, LP

Keith Benson, Latham & Watkins LLP